DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Edward H. Batts edward.batts@dlapiper.com T 650.833.2073 F 650.687.1106

November 4, 2009

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: Evan S. Jacobson

Re:	Extreme Networks, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 23, 2009
File No. 000-25711

Dear Mr. Jacobson:

We are writing in response to the letter of comments (the “Comment Letter”) received by Extreme Networks, Inc., a Delaware corporation (the “Company”), from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated October 28, 2009, with respect to the Company’s preliminary proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, filed on October 23, 2009 (the “Preliminary Proxy”); File No. 000-25711. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is our response to the Staff’s comment.

General

1. Please revise to provide the information required by Item 6(d) of Schedule 14A.

The Company filed the information that the Staff requested in comments #1-3 of the Comment Letter in the Company’s Annual Report on Form 10-K/A, filed with the SEC on the same day as the Preliminary Proxy, and further it was the Company’s intent to distribute such amended report to the stockholders along with the definitive proxy statement. However, in order to comply with the Staff’s interpretation of Schedule 14A, we have revised the Preliminary Proxy in response to the Staff’s comment.

Proposal Number One: Election of Directors, page 5

2. Please revise to provide the information required by Items 7 and 8 of Schedule 14A.

Please refer to the Company’s response to Staff comment #1.

United States Securities and Exchange Commission

Re: Extreme Networks, Inc.

November 4, 2009

Page Two

Proposal Number Two: Ratification of Appointment of Independent Auditors for the Fiscal Year Ending June 27, 2010, page 7

3. Please revise to provide the information required by paragraphs (e)(1)-(6) of Item 9 of Schedule 14A.

Please refer to the Company’s response to Staff comment #1.

Proposal Number Three: Approval of the Exchange Program, page 28

4. Please tell us what consideration you gave to including a discussion of the potential dilutive effect of the option exchange program.

The option exchange program, unlike some programs contemplated by other registrants, is neither a one-for-one, option-for-option exchange program, nor is it a supplemental grant of additional stock options. Rather, in return for the cancellation of 8,398,870 shares subject to outstanding options that are currently “underwater,” the Company shall issue 1,320,056 shares of restricted stock and pay $224,153. To the extent that the Company’s common stock price remains below the exercise prices of the outstanding options that are subject to exchange and subsequent cancellation, then the 1,320,056 shares of restricted stock would be additionally dilutive. However, to the extent that the Company’s common stock price increases, such dilution is minimized if not essentially eliminated since the exchange ratio results in fewer dilutive shares. Because of the very real scenario that dilution could be minimal, the Company did not believe that the dilutive effect was necessarily material in nature.

Proposal Number Four: Amendment of the 2005 Equity Incentive Plan, page 16

5. Please disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If you have a present intent to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A. If you do not have a present intent to make any specific grants, please provide a representation to that effect.

The Company has revised the proxy to include the one future grant that is determinable as of the date hereof and, accordingly, has responded to the Staff’s comment as set forth above.

*    *    *    *

We hope that the foregoing satisfactorily responds to each of the comments set forth in the Comment Letter. Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (650) 833-2073.

Very truly yours,

DLA Piper LLP (US)

/s/    Edward H. Batts

Edward H. Batts

Partner

Admitted to practice in California